SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                             Rotech Healthcare Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                    778669101
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                                 (CUSIP Number)

                                  Jason Mudrick
                    c/o Contrarian Capital Management, L.L.C.
                             411 West Putnam Avenue
                                    Suite 225
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778669101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     577,031

8.   SHARED VOTING POWER

     4,472,505

9.   SOLE DISPOSITIVE POWER

     577,031

10.  SHARED DISPOSITIVE POWER

     4,472,505

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,049,536

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.82%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 778669101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Contrarian Equity Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,539,370

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,539,370

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,539,370

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.97%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 778669101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Contrarian Capital Fund I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,933,135

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,933,135

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,933,135

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.59%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 778669101
         ---------------------


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Item 1.  Security and Issuer.

     The name of the issuer is Rotech Healthcare Inc. (the "Issuer"). The address of the Issuer's offices is 2600 Technology Drive, Suite 300, Orlando, Florida 32804. This schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

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Item 2.  Identity and Background.

     This statement is being filed on behalf of Contrarian Capital Management, L.L.C.("CCM"), Contrarian Equity Fund, L.P. ("Contrarian Equity") and Contrarian Capital Fund I, L.P. ("CCF I"), the "Reporting Persons" solely for the purpose of reporting that on April 17, 2007, Jason Mudrick, an employee of CCM in which capacity Mr. Mudrick acts the portfolio manager of Contrarian Equity and other investment management clients of CCM, was appointed, at the request of CCM, to serve on the Board of Directors of the Issuer (the "Board").
CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian Equity and CCF I, each a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, CCM may be deemed to beneficially own 5,049,536 Shares, consisting of 2,539,370 Shares held by Contrarian Equity, 1,933,135 Shares held by CCF I and 577,031 Shares held in separate client accounts managed by CCM (the "Managed Accounts").

As of the date hereof, Contrarian Equity may be deemed to beneficially own 2,539,370 Shares.

As of the date hereof, CCF I may be deemed to beneficially own 1,933,135 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from each of Contrarian Equity, CCF I and the Managed Accounts, respectively. The total cost for the Shares beneficially owned by the Reporting Persons is $7,100,604.69

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On April 17, 2007, Jason Mudrick, an employee of CCM in which capacity Mr. Mudrick acts the portfolio manager of Contrarian Equity and other investment management clients of CCM, was appointed, at the request of CCM, to fill an existing vacancy on the Board. CCM's investment management clients also hold the Issuer's senior subordinated notes and are also members of the lending syndicate under the Issuer's payment-in-kind term loan facility.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 5,049,536 Shares, consisting of 2,539,370 Shares held by Contrarian Equity, 1,933,135 Shares held by CCF I and 577,031 Shares held by the Managed Accounts, constituting 19.82% of the Shares of the Issuer, based upon the 25,481,270 Shares outstanding as of March 5, 2007, as represented by the Issuer in the 10-K filed March 16, 2007.

CCM has the sole power to vote or direct the vote of 577,031 Shares held by the Managed Accounts; has the shared power to vote or direct the vote of 4,472,505 Shares collectively held by Contrarian Equity and CCF I; has sole power to dispose or direct the disposition of 577,031 Shares held by the Managed Accounts; and has shared power to dispose or direct the disposition of 4,472,505 Shares collectively held by Contrarian Equity and CCF I.

As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 2,539,370 Shares constituting 9.97% of the Shares of the Issuer, based upon the 25,481,270 Shares outstanding as of March 5, 2007, as represented by the Issuer in the 10-K filed March 16, 2007.

Contrarian Equity has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,539,370 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,539,370 Shares.

As of the date hereof, CCF I may be deemed to be the beneficial owner of 1,933,135 Shares constituting 7.59% of the Shares of the Issuer, based upon the 25,481,270 Shares outstanding as of March 5, 2007, as represented by the Issuer in the 10-K filed March 16, 2007.

CCF I has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,933,135 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,933,135 Shares.

There have been no transactions in the Shares during the past 60 days by the persons named herein.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    N/A


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Item 7.  Material to be Filed as Exhibits.

     A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.*

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P*
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN CAPITAL FUND I, L.P*
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)


                                       April 25, 2007


*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 25, 2007 relating to the Common Stock, $0.0001 par value of Rotech Healthcare Inc., shall be filed on behalf of the undersigned.


                                     CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)


                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)

                                      CONTRARIAN CAPITAL FUND I, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jason Mudrick
                                      ----------------------------------------
                                              (Signature)

                                          Jason Mudrick, Portfolio Manager
                                      ----------------------------------------
                                              (Name/Title)


SK 01385 0001 766831 v3